SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE NEW YORK 10036-6522
FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
	TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com	HOUSTON LOS ANGELES PALO ALTO SAN FRANCISCO
DIRECT DIAL 212-735-2853		WASHINGTON, D.C. WILMINGTON
DIRECT FAX 917-777-2853 EMAIL ADDRESS ANDREW.FAULKNER@SKADDEN.COM	October 2, 2012	BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO VIENNA

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Robert Errett

RE:	Chase Issuance Trust
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 333-67076-02

Dear Mr. Errett:

This is in response to your letter dated September 13, 2012 (the “Comment Letter”) regarding the Form 10-K for the Fiscal Year Ended December 31, 2011, filed on March 30, 2012 (File No. 333-67076-02) (the “Form 10-K”) of Chase Issuance Trust (the “Company”). For your convenience, each of the numbered comments in your letter is provided below in italics prior to the applicable response.

Item 1122 of Regulation AB: Compliance with Applicable Servicing Criteria, page 4

1.

Under Item 1122(c) of Regulation AB, the body of the Form 10-K report is to identify any material instance of noncompliance identified in any party’s report on assessment of compliance with servicing criteria. We note that Exhibit 33.2 – Assessment of Compliance with the Applicable Servicing Criteria submitted on behalf of Wells Fargo – discloses two instances of noncompliance with applicable servicing

United States Securities and Exchange Commission

Division of Corporation Finance

October 2, 2012

criteria. We also note that Exhibit 33.2 does not disclose each material instance of noncompliance separately as required by Item 1122 and it does not clearly explain the scope of the transactions to which each instance of noncompliance relates. Please amend your Form 10-K to identify in the body of the 10-K each instance of noncompliance and the scope of the transactions to which each instance of noncompliance relates or tell us why such an amendment is not necessary.

RESPONSE

Wells Fargo Bank, National Association (“Wells Fargo”) is the indenture trustee and the collateral agent for the credit card receivable-backed securities issued by the Company. The disclosure by Wells Fargo in Exhibit 33.2 of the Form 10-K relates to the servicing platform of Wells Fargo (the “Platform”) in its entirety. The Platform encompasses, in addition to the credit card receivable-backed securities issued by the Company, publicly-issued and certain privately-issued residential mortgage-backed securities, commercial mortgage-backed securities and other asset-backed securities issued by other companies for which Wells Fargo provides master servicing, trustee, securities administration or paying agent services.

In Schedule A of Exhibit 33.2 of the Form 10-K, Wells Fargo stated that the instances of material noncompliance on its Platform occurred with respect to servicing criteria 1122(d)(3)(i)(B) and 1122(d)(3)(ii). In Schedule B of Exhibit 33.2 of the Form 10-K, Wells Fargo says that material instances of noncompliance with servicing criteria are “…attributable to errors in the models impacting payments to investor and reporting disclosures, including those for a subset of RMBS transactions in the Platform…” We note that the material instances of noncompliance in respect of the servicing criteria disclosed by Wells Fargo did not occur with respect to any of the Company’s securities or transactions and that the reported instances of noncompliance were isolated to other products issued by other companies serviced on Wells Fargo’s Platform.

In addition, in Schedule B of Exhibit 33.2 Wells Fargo elaborates on the material instances of noncompliance and specifies that they were related to the calculation of amounts allocated to investors and the reporting of such amounts. However, with respect to the credit card receivable-backed securities that are the subject of the Form 10-K,

United States Securities and Exchange Commission

Division of Corporation Finance

October 2, 2012

Chase Bank USA, National Association (“Chase USA”) acts as servicer for the Company and was responsible for the calculation of amounts allocated to the Company’s noteholders and the reporting of those amounts. Thus, the instances of noncompliance specified in Schedule B were not applicable to the Company’s credit card receivable-backed securities. In fact, Chase USA provided an assessment of compliance with applicable servicing criteria, included as Exhibit 33.1 of the Form 10-K, that addresses the servicing criteria of Item 1122(d)(3)(i)(B) and 1122(d)(3)(ii), including the calculation of relevant amounts in accordance with the distribution priorities of the transaction agreements relevant to the Company’s securities.

As the instances of material noncompliance cited in Exhibit 33.2 did not arise with respect to the Company’s credit card securitization transactions, and the specific instances of noncompliance cited by Wells Fargo were with respect to functions not performed by Wells Fargo for the Company, but were rather with respect to functions performed for the Company by Chase USA as the servicer that were addressed in Chase USA’s assessment of compliance included as Exhibit 33.1, Chase USA believes that an amendment to the Form 10-K is not necessary.

In the future, beginning with our next Form 10-K, if applicable and to avoid confusion, we will add a sentence in the body of the Form 10-K to clarify whether or not a disclosed material instance of noncompliance is relevant to the Company’s transactions.

Item 15 – Exhibits, Financial Statement Schedules, page 6

Exhibits 31.1

2.	We note that title to the certification required by Exchange Act Rule 13a-14(a) refers to “Chase Issuance Trust” and that the identification of the certifying individual at the beginning of the certification also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title and the title should only state “Certification.”

United States Securities and Exchange Commission

Division of Corporation Finance

October 2, 2012

RESPONSE

Your comment has been duly noted and the certification contained in Exhibit 31.1 will be revised in future filings, beginning with our next Form 10-K, to (i) not include the certifying individual’s title at the beginning of the certification and (ii) to only state “Certification” in the title of Exhibit 31.1.

Chase Bank USA, National Association, as depositor and sponsor of the Company, acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

In the event that the staff has any questions or comments with respect to the responses to the Comment Letter contained herein, please do not hesitate to call the undersigned at (212) 735-2853.

Sincerely,
/s/ Andrew M. Faulkner Andrew M. Faulkner

cc:	Lulu Cheng, Securities and Exchange Commission

Keith Schuck, Chase Bank USA, National Association

Angela M. Liuzzi, JPMorgan Chase & Co.